

December 14, 2022

Laurence Beltrão Gomes
Chief Financial Officer
Lavoro Limited
Av. Dr. Cardoso de Melo, 1450, 4th floor, office 401
São Paulo - SP, 04548-005, Brazil

      Re: Lavoro Limited
           Amendment No. 1 to Registration Statement on Form F-4
           Filed December 6, 2022
           File No. 333-267653

Dear Laurence Beltrão Gomes:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-4

Questions and Answers About the Business Combination
What are the U.S. federal income tax consequences of the Business Combination...?, page 30

1. We note your response to prior comment 8, revised disclosure and re-issue in part. We further note that you state that the SPAC Mergers "should qualify" as a "reorganization." To the extent the opinion is subject to uncertainty, please revise the response to this question, and elsewhere in the document as applicable, to clearly explain the facts and circumstances giving rise to the uncertainty and provide disclosure of possible alternative tax consequences. Please also revise your response to this question to clearly disclose that this is the opinion of tax counsel and identify counsel.

Summary of the Proxy Statement/Prospectus
Recent Developments, page 40

2.   Please revise your disclosure in this section to reflect your disclosure in other filings that Pattern Ag was founded with an initial investment from an affiliate of the Sponsor and is one of The Production Board's portfolio companies.

Certain Unaudited Projected Financial Information, page 150

3.   We note your response to prior comment 21. We further note your disclosure indicating that the projections were prepared in February and March 2022. Given the passage of time between the preparation of the projections and potential effectiveness of this registration statement, please revise to clearly state whether or not the projections still reflect Lavoro management's views on future performance. To the extent they do not, please describe why.

Management's Discussion and Analysis of Financial Condition and Results Of Operations of Lavoro
Overview, page 271

4.   We note your disclosure on page F-52 that for the 2022/2023 harvest, given current market conditions, the Group expects the volume of fertilizers sold by the Group to be adversely affected, which may adversely affect Group`s results of operations. Please expand your overview to include a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the "Overview," see Interpretive Release No. 33-8350 on our website.

Lavoro Share Plan, page 332

5.   Please disclose whether the Business Combination will satisfy the Market Conditions in order for the options granted under the Lavoro Share Plan to vest. Please also file that plan as an exhibit.

   You may contact Jeanne Bennett at 202-551-3606 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Tim Buchmiller at 202-551-3635 with any other questions.

               Sincerely,

               Division of Corporation Finance
               Office of Industrial Applications and
               Services

cc: Manuel Garciadiaz, Esq.